HYGEA HOLDINGS CORP.
9100 South Dadeland Blvd., Suite 1500
Miami, Florida 33156
786-497-7718

February 8, 2012

VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Daniel S. Greenspan, Staff Attorney

Re:	Hygea Holdings Corp.
Registration Statement on Form S-1 File No. 333-174252

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Hygea Holdings Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 10:00 a.m., Eastern Time, on Friday February 10, 2012, or as soon thereafter as possible.

We hereby acknowledge the following:

●	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HYGEA HOLDINGS CORP.

By:	/s/ Manuel E. Iglesias
Name: Manuel E. Iglesias
Title: Chief Executive Officer and President